October 31, 2014

VIA EDGAR

Joseph Cascarano

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Millennial Media
Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 001-35478

Dear Mr. Cascarano:

Millennial Media, Inc. (the “Company”) hereby submits this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 21, 2014 with respect to the above-referenced filing (the “Form 10-K”).  Set forth below is the Company’s response to the Comment.

Form 10-K for the Year Ended December 31, 2013

We note from your website that your Advertiser Media Kit 2014 contains a prominently placed quote and logo that refers to Ernst & Young regarding their use of your services. Please provide us a listing of your online or hard copy marketing materials in which EY is referenced. Please also provide us with a detailed description of the types of services you provide to EY directly or indirectly through a third party. Finally, tell us what consideration you have given or discussions you have had with EY regarding whether EY’s endorsement of your services may constitute a prohibited business relationship and impair EY’s independence either in fact or in appearance.

Response to Comment:

The Company respectfully advises the Staff that, since 2011, the Company has provided mobile advertising services to Ernst & Young LLP (“EY”) indirectly through Mediahub, the media buying unit of the digital advertising agency, Mullen, which is part of the Interpublic Group of Companies (“Mullen”).  The advertising services have consisted of running mobile display advertisements on behalf of EY across the Company’s network of mobile advertising inventory.  In general, the campaigns have been designed to support EY’s efforts to recruit potential employees.  In 2013, EY’s total advertising spend with the Company was approximately $96,000, all of which was billed and collected through Mullen.  This spend with the Company represented 0.037% of the Company’s 2013 total revenue.  Although the Comment referenced only the 2013 Form 10-K, the Company advises the Staff that the Company’s prior year revenues derived from EY were at similar levels, as are budgeted amounts for the year ending December 31, 2014.

The Company further advises the Staff that the quote referenced in the Comment is from an employee of Mullen, and not from EY or any partner or employee of EY, and generally expresses Mullen’s satisfaction with mobile advertising and the Company’s abilities to meet the needs of Mullen’s clients.  Although EY was mentioned by name, EY is one of numerous Mullen clients who have worked with the Company, and the revenue derived from EY represented only approximately 5% of the overall revenue that the Company received from Mullen in 2013.

Prior to creating materials related to the EY recruitment campaign and results for use on our website and in our Advertiser Media Kit, we obtained approval from Mullen on January 6, 2014.  Members of our marketing and sales departments worked directly with employees of Mullen to obtain approval and to obtain the quote referenced in the Comment. In obtaining approval, members of our internal finance department were not consulted nor were they made aware of the preparation or display of the materials. It is the Company’s understanding that there were individuals in the EY marketing group who were aware of the EY campaign on the Company website, but these individuals did not appreciate the potential impact of the Company’s use of the EY campaign on independence.  The individuals on the EY audit engagement team were not consulted nor were they made aware of the preparation or display of the materials.

With respect to the portion of the Comment requesting a listing of the Company’s online or hard copy marketing materials in which EY is referenced, the Company advises the Staff that, in addition to the Advertiser Media Kit referenced in the Comment, EY was noted in the following Company marketing materials:  1) in the “Success Stories” section of the Company’s website (on Page 2, as one of sixty-three campaigns summarized); 2) in the “Creative Showcase” section of the Company’s website, as one of fifteen samples of campaign creatives; 3) in the blog section of the Company’s website, there was a February 7, 2014 blog post that spotlighted the EY campaign (on Page 5 of the section); 4) on the Company’s YouTube page, one of the “demo” videos was a demo of the EY campaign.  All of these materials have been removed from the Company’s website and our employees responsible for the Mullen account have been informed that they cannot include any EY campaigns in any of the Company’s marketing materials or other publications in the future.  We note that the blog post contains a quotation from the former Millennial Media Chief Revenue Officer that mentions EY.  This individual, who is no longer employed by Company, was never in the Company’s accounting or finance groups, but served in a sales role.

The references to EY’s recruitment campaign and the quote from the Mullen employee that commented upon the Company’s services for EY were not reviewed or discussed with anyone in the Company’s finance organization or EY’s audit engagement team executives or representatives of any of its independence, risk management, or legal teams.  EY has advised us that its policies expressly prohibit the endorsement of any entity’s products or services, which includes audit and non-audit clients as well as other vendors. EY has also informed us that the individuals in its marketing group who were approached by a Mullen employee were not asked to provide a quote or make an endorsement of the Company, and therefore did not seek out the appropriate individuals in the firm to consult (the EY marketing employees had previously participated in the firm’s independence review and pre-approval of its permissible business relationships with the Company, as discussed below).

The Company advises the Staff that in 2011, when the Company began to provide services to Mullen on behalf of EY, the Company confirmed to EY that the services to be provided were at market rates and that the agreement between the Company and EY did not contain terms and conditions that were more favorable to EY than those offered to the Company’s other clients.  The Company also confirmed that the agreement was entered into in the ordinary course of business and that the revenues expected to be earned indirectly from EY through Mullen in the aggregate did not exceed a specified percentage of the Company’s total revenue.

The Company believes that all of the advertising services it has provided to EY have been as a consumer in the ordinary course of business, and are therefore permissible under Rule 2-01(c)(3) of Regulation S-X.

Under this rule, direct or material indirect relationships between an accounting firm and its audit client are permissible as long as the accounting firm is acting as a “consumer” and the transaction is in the “ordinary course of business” for both the accounting firm and its audit client. The Company respectfully submits to the Staff that EY is acting as a “consumer” with respect to the services provided by the Company, as the services provided relate to a basic component of EY’s business (i.e., advertising services targeted to potential employees).  The Company confirms that the Company’s services to EY are routine, priced at rates and under terms and conditions comparable to other similarly sized customers. Therefore, based on the factors described above, the Company also believes its services to EY are in the ordinary course of business for both the Company and EY.  Accordingly, the Company does not believe that its business relationships with EY, conducted through Mullen, in any way impairs EY’s independence.  EY has informed us that its purchases of advertising services from the Company have been internally evaluated and approved by EY’s independence group.

The Company and EY have each concluded that while the inclusion of what could be viewed as an endorsement of the Company’s services by EY is not permissible under the SEC’s independence rules and the firm’s independence and other policies, it did not impair EY’s objectivity and impartial judgment related to their audit of the Company as of and for the year ended December 31, 2013 and year ending December 31, 2014.  The reasons for reaching this conclusion include:

•                  Although the Company and EY are jointly responsible for maintaining independence, the inappropriate quote was made by Mullen (and attributed to a Mullen employee), and not EY, and was removed from the Company’s website and marketing collateral upon identification by the Staff;

•                  No EY audit engagement team members were aware of the matter and therefore their objectivity and impartial judgment were not impaired; and

•                  The materials posted online contained over 60 other campaign summaries and fourteen other samples of creative images, and were immaterial to both EY and the Company.

In reaching the view that EY’s audit objectivity and impartiality has not been impaired, we also considered the Commission’s preliminary note to Rule 2-01 which states that in considering this standard, the Commission looks in the first instance to whether a relationship or the provision of a service:

•                  Creates a mutual or conflicting interest between the accountant and the audit client;

•                  Places the accountant in a position of being an advocate for the audit client;

•                  Places the accountant in the position of auditing his or her own work; or

•                  Results in the accountant acting as management or an employee of the audit client.

We have the following observations on the application of these criteria to the instant set of facts:

•                  Mutual or conflicting interest and advocacy:  We do not believe that a mutuality of interest existed between the Company and EY or that EY was placed in a position of being an advocate for the Company.  While certain individuals in the EY marketing group were aware of the matter, no audit engagement team members were consulted or made aware of the matter.  The inappropriate quote was made by Mullen (and attributed to a Mullen employee), and not EY, and was removed from the Company’s website and marketing collateral after identification by the Staff.

We also believe the immateriality of the amounts and the dilutive effect of the large volume of other creative works profiled by the Company is relevant to the consideration of whether a mutuality of interest or advocacy existed and that a reasonable investor would conclude, based on these conditions, that EY is capable of exercising objective and impartial judgment on all issues encompassed with EY’s audit engagements.

•                  Auditing his or her own work:  EY was not in a position of auditing its own work as a result of this matter.

•                  Acting as management or an employee of the audit client:  At no time did EY assume or act in the role of management.

Further, in reaching our view we have referred to the overall independence standard set forth in Regulation S-X, Rule 2-01(b), which states as follows [emphasis added]:

The Commission will not recognize an accountant as independent, with respect to an audit client, if the accountant is not, or a reasonable investor with knowledge of all relevant facts and circumstances would conclude that the accountant is not, capable of exercising objective and impartial judgment on all issues encompassed within the accountant’s engagement. In determining whether an accountant is independent, the Commission will consider all relevant circumstances, including all relationships between the accountant and the audit client, and not just those relating to reports filed with the Commission.

Applying this standard, we believe that a reasonable investor would conclude that the marketing materials that included references to the permissible and ordinary course services that the Company has provided to EY did not impair EY’s ability to be objective and exercise impartial judgment in connection with the audit of the Company’s financial statements for the year ended December 31, 2013 and year ending December 31, 2014.

The Company’s Audit Committee has also considered this matter.  EY has discussed this matter with the Audit Committee including sharing with it a draft copy of this letter.  The Audit Committee concurs with the views of the Company and EY that EY was and is capable of exercising objective and impartial judgment in connection with the audits of the Company’s financial statements in the specific circumstances described herein.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLENNIAL MEDIA, INC.

By:	/s/ Andrew Jeanneret
Andrew Jeanneret
Executive Vice President &
Chief Financial Officer